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                           September 3, 2020

       Glen Leibowitz
       Chief Financial Officer
       Acreage Holdings, Inc.
       366 Madison Avenue, 11th Floor
       New York, NY 10017

                                                        Re: Acreage Holdings,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed May 29, 2020
                                                            Item 2.02 Form 8-K
Dated August 11, 2020
                                                            Correspondence
Filed August 14, 2020
                                                            File No. 000-56021

       Dear Mr. Leibowitz:

              We have reviewed your August 14, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 7, 2020 letter.

       Item 2.02 Form 8-K Dated August 11, 2020

       Exhibit 99.1
       Non-GAAP Measures, Reconciliation and Discussion (Unaudited), page 4

   1. We have reviewed your response to comment 2 and disclosures included in your Item 2.02
                                                        Form 8-K dated August
11, 2020. It appears to us that your non-GAAP financial
                                                        measures, such as
managed revenue, pro forma revenue, and pro forma adjusted EBITDA, include revenues and
adjusted EBITDA from entities that you do not have control over their operations. Thus,
these non-GAAP financial measures substitute individually
                                                        tailored recognition
methods for those of GAAP and violate Rule 100(b) of Regulation G, as discussed in
Question 100.04 of the Non-GAAP Financial Measures Compliance and
 Glen Leibowitz
Acreage Holdings, Inc.
September 3, 2020
Page 2
         Disclosures Interpretations. Please remove these non-GAAP financial measures from your future presentation.
2. We note your response to comment 2 to describe the pro forma adjustments as the pre-
         acquisition results for all acquired entities from the beginning of the applicable period presented through the date prior to the acquisition date. Please note that presenting combined information for the acquired entities is not appropriate without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Please clarify whether the pro forma adjustments included in calculating your pro forma revenue and pro forma adjusted EBITDA are calculated in accordance with Article 11 of Regulation S-
         X by disclosing the pro forma adjustments.
3.       Additionally, please provide us with the details of    other
non-recurring expenses
         adjustment    included in your non-GAAP measure reconciliations for
adjusted EBITDA
         and adjusted net loss attributable to Acreage Holdings, Inc.
       You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 with any questions.



FirstName LastNameGlen Leibowitz                             Sincerely,
Comapany NameAcreage Holdings, Inc.
                                                             Division of
Corporation Finance
September 3, 2020 Page 2                                     Office of Trade &
Services
FirstName LastName